Exhibit 2

Second Quarter Results 2022 The Mexican Center of Philanthropy, Mexico City, Mexico Built with Fortis, part of our Vertua family of sustainable products Stock Listing Information Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican Stock Exchange In Mexico: Ticker: CEMEXCPO + 52 (81) 8888 4292 Ratio of CEMEXCPO to CX = 10:1 E-Mail: ir@cemex.com

Operating and financial highlights

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Consolidated cement volume	32,107	33,561	(4%)		16,331	17,627	(7%)	
Consolidated ready-mix volume	25,214	23,925	5%		13,049	12,497	4%	
Consolidated aggregates volume	69,357	66,765	4%		35,489	35,122	1%	
Net sales	7,850	7,195	9%	12%	4,080	3,821	7%	11%
Gross profit	2,432	2,380	2%	4%	1,272	1,286	(1%)	2%
as % of net sales	31.0%	33.1%	(2.1pp)		31.2%	33.6%	(2.4pp)	
Operating earnings before other income and expenses, net	846	914	(7%)	(7%)	436	517	(16%)	(14%)
as % of net sales	10.8%	12.7%	(1.9pp)		10.7%	13.5%	(2.8pp)	
SG&A expenses as % of net sales	7.7%	7.6%	0.1pp		7.7%	7.4%	0.3pp	
Controlling interest net income (loss)	463	934	(50%)		265	270	(2%)	
Operating EBITDA	1,414	1,481	(5%)	(3%)	723	807	(10%)	(8%)
as % of net sales	18.0%	20.6%	(2.6pp)		17.7%	21.1%	(3.4pp)	
Free cash flow after maintenance capital expenditures	(20)	401	N/A		154	400	(61%)	
Free cash flow	(194)	240	N/A		56	293	(81%)	
Total debt	8,729	9,665	(10%)		8,729	9,665	(10%)	
Earnings (loss) of continuing operations per ADS	0.30	0.60	(49%)		0.18	0.18	1%	
Fully diluted earnings (loss) of continuing operations per ADS	0.30	0.60	(49%)		0.18	0.18	1%	
Average ADSs outstanding	1,481	1,496	(1%)		1,474	1,496	(1%)	
Employees	47,324	43,771	8%		47,324	43,771	8%	

This information does not include discontinued operations. Please see page 13 of this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the second quarter of 2022 reached US$4.1 billion, an increase of 11% on a like-to-like basis, compared to the second quarter of 2021. Higher prices in local currency terms in all our regions were the main driver of our top line growth.

Cost of sales, as a percentage of net sales, increased by 2.4pp to 68.8% during the second quarter of 2022, from 66.4% in the same period last year. The increase was mainly driven by higher energy costs, as well as higher freight and imports.

Operating expenses, as a percentage of net sales, increased by 0.4pp to 20.5% during the second quarter of 2022 compared with the same period last year, mainly due to higher sales and distribution expenses.

Operating EBITDA in the second quarter of 2022 reached US$723 million, decreasing 8% on a like-to-like basis. During the quarter, a higher contribution from EMEA was more than offset by declines in the rest of our regions.

Operating EBITDA margin decreased by 3.4pp from 21.1% in the second quarter of 2021 to 17.7% this quarter.

Controlling interest net income (loss) resulted in an income of US$265 million in the second quarter of 2022 versus an income of US$270 million in the same quarter of 2021. The lower net income primarily reflects a lower operating income, a negative variation in foreign exchange results, as well as higher income taxes, partially offset by lower financial expenses.

2022 Second Quarter Results Page 2

Operating results

Mexico

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	1,878	1,757	7%	6%	998	935	7%	7%
Operating EBITDA	606	631	(4%)	(5%)	320	332	(4%)	(4%)
Operating EBITDA margin	32.3%	35.9%	(3.6pp)		32.1%	35.5%	(3.4pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(10%)	(12%)	12%	14%	5%	5%
Price (USD)	15%	16%	14%	15%	20%	24%
Price (local currency)	14%	16%	13%	15%	19%	24%

In **Mexico**, net sales increased 7% during the second quarter of 2022 driven by double-digit pricing increases, and ready-mix and aggregates volume growth. In local currency terms, cement prices grew 16%, ready-mix 15%, and aggregates 24%.

Cement volumes declined 12% reflecting a difficult comparison versus the previous year. Bagged cement volumes during the second quarter of last year reached the highest levels in a decade, driven by pandemic related home improvement and government social spending ahead of the midterm elections.

Demand for our products continues to be driven by industrial and commercial activity, supported by the buildout of manufacturing facilities in the north of the country, and hotel construction in touristic destinations.

We continue to implement our pricing strategy and cost containment initiatives in order to offset challenges experienced in the country. To that effect, we announced double-digit price increases effective July 1st, 2022.

United States

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	2,492	2,145	16%	16%	1,296	1,132	15%	15%
Operating EBITDA	363	409	(11%)	(11%)	162	212	(24%)	(24%)
Operating EBITDA margin	14.5%	19.0%	(4.5pp)		12.5%	18.7%	(6.2pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	4%	(1%)	5%	3%	6%	3%
Price (USD)	12%	15%	11%	12%	12%	17%
Price (local currency)	12%	15%	11%	12%	12%	17%

In the **United States**, our operations continued to enjoy strong demand across all products with most markets sold-out and on allocation. During the quarter, ready-mix and aggregates volumes grew 3%, while cement volumes

2022 Second Quarter Results Page 3

Operating results

declined slightly as a consequence of a shortage of product arising from supply chain disruptions. Cement demand continues to grow driven by the industrial and commercial, and residential sectors.

Robust top line growth was driven by a successful pricing strategy, achieving double-digit price growth for our products. In local currency terms, cement prices grew 15%, ready-mix 12%, and aggregates 17%.

EBITDA margin declined year over year mainly due to higher energy costs and supply chain headwinds from maintenance, imports and logistics.

We successfully implemented price increases in April, resulting in sequential prices growing between 4% and 10% for our core products in the quarter.

Europe, Middle East, Africa and Asia

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	2,479	2,376	4%	13%	1,294	1,291	0%	12%
Operating EBITDA	338	311	9%	17%	193	198	(3%)	8%
Operating EBITDA margin	13.6%	13.1%	0.5pp		14.9%	15.4%	(0.5pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	1%	(3%)	3%	0%	1%	(3%)
Price (USD)	9%	8%	3%	2%	(1%)	(2%)
Price (local currency) (*)	20%	23%	10%	13%	7%	9%

In **EMEA**, top line growth was driven by double-digit price increases and a growing urbanization solutions business. The region also achieved like-to-like EBITDA growth, despite significant macro volatility. Margin slightly declined during the quarter due to higher energy and transportation costs, as well as lower volumes.

Europe showed strong execution on its pricing strategy, with cement prices rising 9% sequentially, and 26% year over year. The slight decrease in volumes reflects demand softness in certain markets.

In the **Philippines**, cement volumes declined 11% mainly as a result of bad weather and the construction contract ban in the leadup to the election. Cement prices grew 3% sequentially, the fifth consecutive quarter of improvement.

In **Israel**, construction activity continued to be robust, with ready-mix and aggregates volumes and sequential pricing achieving mid-single digit growth.

In **Egypt**, EBITDA keeps improving, mainly driven by the industry rationalization plan announced by the government last year.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

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Operating results

South, Central America and the Caribbean

	January - June				Second Quarter			
	2022	2021	% var	l-t-l % var	2022	2021	% var	l-t-l % var
Net sales	834	778	7%	9%	418	387	8%	10%
Operating EBITDA	208	220	(5%)	(5%)	99	107	(7%)	(7%)
Operating EBITDA margin	25.0%	28.2%	(3.2pp)		23.7%	27.6%	(3.9pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(3%)	(5%)	17%	25%	7%	15%
Price (USD)	8%	9%	(6%)	(5%)	(1%)	3%
Price (local currency) (*)	10%	11%	(1%)	(0%)	4%	8%

In our **South, Central America and the Caribbean** region, our sales grew 10%, a double-digit increase primarily driven by strong cement prices.

The formal sector continues to experience recovery, mainly supported by a pickup in tourism and housing activity, while bagged cement volumes returned to normalized levels. Regional cement prices were up 11% compared to the second quarter of 2021, with ready-mix prices flattish and aggregates growing 8%.

As a result of higher energy and maintenance costs, together with lower cement volumes, EBITDA and EBITDA margin declined 7% and 3.9 percentage points, respectively, during the quarter.

In **Colombia**, cement volumes declined 6% as a result of our pricing strategy.

In the **Dominican Republic**, cement volumes declined 4% mainly due to the rebalancing of bagged cement volumes while prices increased 17% in local currency terms. Offsetting some of the weakness in bagged product, formal sector activity in the country continues to recover mainly driven by tourism, formal housing, and initiation of large infrastructure projects.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2022 Second Quarter Results

Page 5

Operating results

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2022	2021	% var	2022	2021	% var
Operating earnings before other income and expenses, net	846	914	(7%)	436	517	(16%)
+ Depreciation and operating amortization	568	567		287	290	
Operating EBITDA	1,414	1,481	(5%)	723	807	(10%)
- Net financial expense	260	315		132	145	
- Maintenance capital expenditures	392	206		210	111	
- Change in working capital	684	406		186	59	
- Taxes paid	113	124		64	76	
- Other cash items (net)	(4)	41		(21)	20	
- Free cash flow discontinued operations	(12)	(12)		(2)	(4)	
Free cash flow after maintenance capital expenditures	(20)	401	N/A	154	400	(61%)
- Strategic capital expenditures	174	161		98	108	
Free cash flow	(194)	240	N/A	56	293	(81%)

In millions of U.S. dollars, except percentages.

FCF after maintenance capex was positive during the quarter but declined versus the prior year mainly due to higher investment in working capital and maintenance capex. Investment in working capital increased due to higher sales and inventories. Our working capital cycle is seasonal, and investments in the first half of the year typically turn around during the second half. The increase in maintenance capex relates primarily to the delayed delivery of mobile equipment due to supply chain disruptions.

Information on debt

	Second Quarter			First Quarter
	2022	2021	% var	2022
Total debt [1]	8,729	9,665	(10%)	8,963
Short-term	5%	10%		4%
Long-term	95%	90%		96%
Cash and cash equivalents	490	1,305	(62%)	593
Net debt	8,239	8,360	(1%)	8,370
Consolidated net debt [2]	8,123	8,383		8,266
Consolidated leverage ratio [2]	2.88	2.91		2.83
Consolidated coverage ratio [2]	6.74	4.78		6.60

	Second Quarter	
	2022	2021
Currency denomination [3]		
U.S. dollar	77%	65%
Euro	15%	22%
Mexican peso	3%	4%
Other	5%	8%
Interest rate [4]		
Fixed	81%	86%
Variable	19%	14%

In millions of U.S. dollars, except percentages and ratios.

(1) Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Calculated in accordance with our contractual obligations under the 2021 Credit Agreement.
(3) Includes the effect of our EUR-USD cross-currency swap
(4) Includes the effect of our interest rate derivatives.

2022 Second Quarter Results Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. dollars, except per ADS amounts)

	January - June				Second Quarter			
STATEMENT OF OPERATIONS	2022	2021	% var	like-to-like % var	2022	2021	% var	like-to-like % var
Net sales	7,849,503	7,195,039	9%	12%	4,079,511	3,820,959	7%	11%
Cost of sales	(5,417,574)	(4,815,301)	(13%)		(2,807,111)	(2,535,253)	(11%)	
Gross profit	**2,431,929**	**2,379,737**	**2%**	**4%**	**1,272,400**	**1,285,706**	**(1%)**	**2%**
Operating expenses	(1,585,798)	(1,465,479)	(8%)		(836,018)	(768,326)	(9%)	
Operating earnings before other income and expenses, net	**846,131**	**914,259**	**(7%)**	**(7%)**	**436,383**	**517,380**	**(16%)**	**(14%)**
Other expenses, net	2,661	550,434	(100%)		23,828	(21,705)	N/A	
Operating earnings	**848,792**	**1,464,693**	**(42%)**		**460,210**	**495,675**	**(7%)**	
Financial expense	(223,844)	(398,144)	44%		(104,405)	(153,705)	32%	
Other financial income (expense), net	(61,450)	(48,069)	(28%)		(37,515)	(28,686)	(31%)	
Financial income	7,451	9,437	(21%)		3,555	6,241	(43%)	
Results from financial instruments, net	(521)	(3,463)	85%		1,553	(3,366)	N/A	
Foreign exchange results	(38,910)	(24,489)	(59%)		(28,504)	(18,106)	(57%)	
Effects of net present value on assets and liabilities and others, net	(29,471)	(29,554)	0%		(14,119)	(13,456)	(5%)	
Equity in gain (loss) of associates	22,787	18,814	21%		17,386	15,469	12%	
Income (loss) before income tax	**586,285**	**1,037,294**	**(43%)**		**335,676**	**328,753**	**2%**	
Income tax	(120,765)	(128,753)	6%		(68,625)	(55,894)	(23%)	
Profit (loss) of continuing operations	**465,520**	**908,540**	**(49%)**		**267,051**	**272,859**	**(2%)**	
Discontinued operations	13,247	43,698	(70%)		3,902	7,040	(45%)	
Consolidated net income (loss)	**478,767**	**952,238**	**(50%)**		**270,953**	**279,899**	**(3%)**	
Non-controlling interest net income (loss)	15,361	17,762	(14%)		5,632	9,957	(43%)	
Controlling interest net income (loss)	**463,406**	**934,476**	**(50%)**		**265,322**	**269,942**	**(2%)**	
Operating EBITDA	**1,414,059**	**1,481,141**	**(5%)**	**(3%)**	**723,296**	**807,329**	**(10%)**	**(8%)**
Earnings (loss) of continued operations per ADS	**0.30**	**0.60**	**(49%)**		**0.18**	**0.18**	**1%**	
Earnings (loss) of discontinued operations per ADS	**0.01**	**0.03**	**(69%)**		**0.00**	**0.00**	**(44%)**	

	As of June 30		
STATEMENT OF FINANCIAL POSITION	2022	2021	% var
Total assets	**26,986,758**	**27,909,863**	**(3%)**
Cash and cash equivalents	489,698	1,304,657	(62%)
Trade receivables less allowance for doubtful accounts	1,866,859	1,701,960	10%
Other accounts receivable	607,496	525,356	16%
Inventories, net	1,500,476	1,132,506	32%
Assets held for sale	142,348	162,312	(12%)
Other current assets	214,079	168,982	27%
Current assets	4,820,957	4,995,773	(3%)
Property, machinery and equipment, net	11,144,125	11,202,042	(1%)
Other assets	11,021,675	11,712,048	(6%)
Total liabilities	**16,409,456**	**17,468,829**	**(6%)**
Current liabilities	5,512,243	5,763,930	(4%)
Long-term liabilities	7,423,745	7,830,086	(5%)
Other liabilities	3,473,467	3,874,814	(10%)
Total stockholder's equity	**10,577,302**	**10,441,034**	**1%**
Common stock and additional paid-in capital	7,810,104	7,893,304	(1%)
Other equity reserves and subordinated notes	(1,539,284)	(1,202,760)	(28%)
Retained earnings	3,850,828	3,298,841	17%
Non-controlling interest and perpetual instruments	455,654	451,649	1%

Operating Summary per Country

2022 Second Quarter Results Page 7

Operating results

In thousands of U.S. dollars

	January - June				Second Quarter			
				like-to-like				like-to-like
NET SALES	2022	2021	% var	% var	2022	2021	% var	% var
Mexico	1,878,311	1,756,813	7%	6%	997,611	935,171	7%	7%
U.S.A.	2,492,479	2,145,079	16%	16%	1,296,349	1,131,922	15%	15%
Europe, Middle East, Asia and Africa	2,478,798	2,376,243	4%	13%	1,293,633	1,290,584	0%	12%
Europe	1,709,615	1,646,777	4%	14%	918,566	929,225	(1%)	12%
Philippines	204,119	225,593	(10%)	(2%)	102,082	118,127	(14%)	(5%)
Middle East and Africa	565,065	503,873	12%	15%	272,985	243,231	12%	20%
South, Central America and the Caribbean	833,982	778,215	7%	9%	417,873	387,185	8%	10%
Others and intercompany eliminations	*165,932*	*138,689*	*20%*	*22%*	*74,045*	*76,097*	*(3%)*	*(2%)*
TOTAL	7,849,503	7,195,039	9%	12%	4,079,511	3,820,959	7%	11%

GROSS PROFIT								
Mexico	894,592	897,001	(0%)	(1%)	478,638	469,669	2%	2%
U.S.A.	594,341	559,561	6%	6%	297,028	293,410	1%	1%
Europe, Middle East, Asia and Africa	608,622	584,250	4%	13%	338,195	348,374	(3%)	9%
Europe	419,109	403,270	4%	15%	246,398	257,203	(4%)	9%
Philippines	78,090	92,804	(16%)	(9%)	39,286	50,312	(22%)	(14%)
Middle East and Africa	111,422	88,176	26%	31%	52,510	40,859	29%	39%
South, Central America and the Caribbean	292,892	294,592	(1%)	0%	140,410	144,418	(3%)	(2%)
Others and intercompany eliminations	*41,482*	*44,332*	*(6%)*	*(6%)*	*18,130*	*29,835*	*(39%)*	*(39%)*
TOTAL	2,431,929	2,379,737	2%	4%	1,272,400	1,285,706	(1%)	2%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	523,474	551,334	(5%)	(6%)	277,017	291,313	(5%)	(5%)
U.S.A.	124,086	181,158	(32%)	(32%)	42,367	93,918	(55%)	(55%)
Europe, Middle East, Asia and Africa	176,596	142,585	24%	34%	113,858	112,120	2%	13%
Europe	89,157	69,800	28%	41%	72,531	74,653	(3%)	9%
Philippines	38,141	45,586	(16%)	(12%)	19,004	26,630	(29%)	(23%)
Middle East and Africa	49,298	27,198	81%	91%	22,323	10,837	106%	128%
South, Central America and the Caribbean	167,117	179,052	(7%)	(7%)	78,539	87,317	(10%)	(11%)
Others and intercompany eliminations	*(145,140)*	*(139,870)*	*(4%)*	*(5%)*	*(75,398)*	*(67,289)*	*(12%)*	*(14%)*
TOTAL	846,131	914,259	(7%)	(7%)	436,383	517,380	(16%)	(14%)

2022 Second Quarter Results

Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net Sales.

	January - June				Second Quarter			
				like-to-like				like-to-like
OPERATING EBITDA	2022	2021	% var	% var	2022	2021	% var	% var
Mexico	606,259	630,947	(4%)	(5%)	320,321	332,204	(4%)	(4%)
U.S.A.	362,504	408,532	(11%)	(11%)	162,078	212,068	(24%)	(24%)
Europe, Middle East, Asia and Africa	338,089	311,049	9%	17%	192,711	198,446	(3%)	8%
Europe	194,338	190,140	2%	12%	124,868	137,200	(9%)	3%
Philippines	57,355	67,253	(15%)	(9%)	28,445	36,867	(23%)	(16%)
Middle East and Africa	86,396	53,656	61%	68%	39,397	24,379	62%	76%
South, Central America and the Caribbean	208,278	219,736	(5%)	(5%)	99,024	106,864	(7%)	(7%)
Others and intercompany eliminations	*(101,072)*	*(89,122)*	*(13%)*	*(15%)*	*(50,838)*	*(42,253)*	*(20%)*	*(24%)*
TOTAL	1,414,059	1,481,141	(5%)	(3%)	723,296	807,329	(10%)	(8%)

OPERATING EBITDA MARGIN								
Mexico	32.3%	35.9%			32.1%	35.5%		
U.S.A.	14.5%	19.0%			12.5%	18.7%		
Europe, Middle East, Asia and Africa	13.6%	13.1%			14.9%	15.4%		
Europe	11.4%	11.5%			13.6%	14.8%		
Philippines	28.1%	29.8%			27.9%	31.2%		
Middle East and Africa	15.3%	10.6%			14.4%	10.0%		
South, Central America and the Caribbean	25.0%	28.2%			23.7%	27.6%		
TOTAL	18.0%	20.6%			17.7%	21.1%		

2022 Second Quarter Results Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.
Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2022	2021	% var	2022	2021	% var
Consolidated cement volume [1]	32,107	33,561	(4%)	16,331	17,627	(7%)
Consolidated ready-mix volume	25,214	23,925	5%	13,049	12,497	4%
Consolidated aggregates volume [2]	69,357	66,765	4%	35,489	35,122	1%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - June 2022 vs. 2021	Second Quarter 2022 vs. 2021	Second Quarter 2022 vs. First Quarter 2022
Mexico	(10%)	(12%)	7%
U.S.A.	4%	(1%)	(1%)
Europe, Middle East, Asia and Africa	1%	(3%)	10%
Europe	6%	(1%)	25%
Philippines	(8%)	(11%)	1%
Middle East and Africa	1%	4%	(16%)
South, Central America and the Caribbean	(3%)	(5%)	(5%)

READY-MIX VOLUME			
Mexico	12%	14%	11%
U.S.A.	5%	3%	6%
Europe, Middle East, Asia and Africa	3%	0%	7%
Europe	2%	(3%)	13%
Philippines	N/A	N/A	N/A
Middle East and Africa	4%	7%	(1%)
South, Central America and the Caribbean	17%	25%	2%

AGGREGATES VOLUME			
Mexico	5%	5%	5%
U.S.A.	6%	3%	(1%)
Europe, Middle East, Asia and Africa	1%	(3%)	10%
Europe	(0%)	(5%)	15%
Philippines	N/A	N/A	N/A
Middle East and Africa	9%	6%	(5%)
South, Central America and the Caribbean	7%	15%	(3%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
[2] Consolidated aggregates volumes include aggregates from our marine business in UK.

2022 Second Quarter Results Page 10

Operating results Price Summary Variation in U.S. dollars January—June Second Quarter Second Quarter 2022 vs. DOMESTIC GRAY CEMENT PRICE 2022 vs. 2021 2022 vs. 2021 First Quarter 2022 Mexico 15% 16% 7% U.S.A. 12% 15% 7% Europe, Middle East, Asia and Africa (*) 9% 8% 5% Europe (*) 9% 10% 3% Philippines (0%) (2%) (1%) Middle East and Africa (*) 30% 24% 1% South, Central America and the Caribbean (*) 8% 9% 4% READY-MIX PRICE Mexico 14% 15% 6% U.S.A. 11% 12% 4% Europe, Middle East, Asia and Africa (*) 3% 2% (0%) Europe (*) 0% 1% (1%) Philippines N/A N/A N/A Middle East and Africa (*) 8% 8% (0%) South, Central America and the Caribbean (*) (6%) (5%) 1% AGGREGATES PRICE Mexico 20% 24% 12% U.S.A. 12% 17% 10% Europe, Middle East, Asia and Africa (*) (1%) (2%) (5%) Europe (*) (3%) (3%) (5%) Philippines N/A N/A N/A Middle East and Africa (*) 7% 5% (3%) South, Central America and the Caribbean (*) (1%) 3% 4% (*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates Variation in Local Currency 2022 Second Quarter Results Page 11

Operating results January—June Second Quarter Second Quarter 2022 vs. DOMESTIC GRAY CEMENT PRICE 2022 vs. 2021 2022 vs. 2021 First Quarter 2022 Mexico 14% 16% 6% U.S.A. 12% 15% 7% Europe, Middle East, Asia and Africa (*) 20% 23% 11% Europe (*) 21% 26% 9% Philippines 8% 9% 3% Middle East and Africa (*) 43% 44% 11% South, Central America and the Caribbean (*) 10% 11% 5% READY-MIX PRICE Mexico 13% 15% 5% U.S.A. 11% 12% 4% Europe, Middle East, Asia and Africa (*) 10% 13% 5% Europe (*) 10% 14% 5% Philippines N/A N/A N/A Middle East and Africa (*) 9% 12% 6% South, Central America and the Caribbean (*) (1%) (0%) 3% AGGREGATES PRICE Mexico 19% 24% 11% U.S.A. 12% 17% 10% Europe, Middle East, Asia and Africa (*) 7% 9% 1% Europe (*) 7% 10% 0% Philippines N/A N/A N/A Middle East and Africa (*) 8% 9% 3% South, Central America and the Caribbean (*) 4% 8% 7% (*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates 2022 Second Quarter Results Page 12

Other information Operating Expenses The following table shows the breakdown of operating expenses Derivative instruments for the period presented. derivative The following instrument table shows and the the aggregate notional fair amount market for value each for type all of of January—June Second Quarter CEMEX’s presented. derivative instruments as of the last day of each quarter In thousands of US dollars 2022 2021 2022 2021 218,42 Administrative expenses 455,811 418,116 235,986 Second Quarter First Quarter 1 Selling expenses 150,598 130,323 77,963 63,455 2022 2021 2022 Distribution and logistic 436,87 Notiona 883,464 815,639 472,007 expenses 9 In millions of US Notional Fair Notional Fair l Fair Operating expenses 1,489,87 1,364,07 718,75 dollars 785,957 amount value amount value amount value before depreciation 3 8 5 Depreciation in operating Exchange rate 1,822 (8) 1,019 (29) 1,842 1 95,925 101,401 50,061 49,572 derivatives (1) expenses 1,585,79 1,465,47 768,32 Interest rate Operating expenses 836,018 1,310 58 1,333 (32) 1,313 31 8 9 6 swaps (2) Fuel 111 63 87 40 117 68 As % of Net Sales derivatives (3) Administrative expenses 5.8% 5.8% 5.8% 5.7% 3,243 113 2,440 (21) 3,272 100 SG&A expenses 7.7% 7.6% 7.7% 7.4% (1) Exchange rate derivatives to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. Equity-related information As of June 30, 2022, it includes a notional of US$1,547 million of net investment hedge. One CEMEX ADS represents ten CEMEX CPOs. One CEMEX (2) Interest-rate swap derivatives related to bank loans. In addition, as of CPO represents two Series A shares and one Series B share. The June 30, 2022, it includes a forward interest rate swap derivative following amounts are expressed in CPO-equivalent terms. related to the exposure to changes in interest rates. The forward interest rate swap is recognized as a cash flow hedge for forecasted Beginning-of-quarter outstanding CPO- transaction for a nominal amount of US$275 million. 14,487,786,971 (3) Forward contracts negotiated to hedge the price of the fuel for own equivalents consumption only in certain operations. End-of-quarter outstanding CPO-equivalents 14,487,786,971 For purposes of this report, outstanding CPO-equivalents equal Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, were the total all held number in CPO of Series form A less and CPOs B shares held outstanding in subsidiaries, as ifwhich they at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when as of June 30, 2022 were 20,541,277. transactions are entered into for cash-flow-hedging purposes. In such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then underlying reclassified hedged into items earnings flow through as the the inverse income effects statement. of the changes Moreover, in fair in transactions value are recorded related directly to net in investment equity as part hedges, of the currency translation effect. They are reclassified to the income statement 2022, in connection only upon with disposal its derivatives of the net portfolio’s investment. fair As market of June value 30, recognition, liabilities, resulting CEMEX in a recognized net asset of increases US$113 million. in its assets and 2022 Second Quarter Results Page 13

Other information

Assets held for sale and discontinued operations

On December 29, 2021, CEMEX signed agreements with affiliates of Cementos Progreso Holdings, S.L. for the sale of its operations in Costa Rica and El Salvador, for a total consideration of $335 subject to final adjustments. The assets for divestment consist of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. The transaction is subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities. CEMEX currently expects to finalize this transaction during the third quarter of 2022. As of June 30, 2022 and December 31, 2021 the assets and liabilities associated with these operations were presented in the Statement of Financial Position within the line items of "Assets held for sale and liabilities directly related to assets held for sale". CEMEX's operations of these assets for the six-month periods ended June 30, 2022 and 2021 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On July 9, 2021, CEMEX concluded the sale of its white cement business to Çimsa Çimento Sanayi Ve Ticaret A.Ş. agreed in March 2019 for a price of approximately US$155 million. Assets sold included CEMEX's Buñol cement plant in Spain and its white cement business outside Mexico and the United States. CEMEX's operations of these assets for the six-month period ended June 30, 2021 are reported in the income statements, net of income tax, in the single line item "Discontinued operations."

On March 31, 2021, CEMEX sold 24 concrete plants and one aggregates quarry in France to LafargeHolcim for approximately US$44 million. These assets were located in the Rhone Alpes region in the Southeast of France, east of CEMEX´s Lyon operations, which the company retained. CEMEX's income statement for the six-month period ended June 30, 2021, include the results of these assets, net of income tax, for the three-month period ended March 31, 2021 in the single line item "Discontinued operations."

The following table presents condensed combined information of the income statements for the six-month periods ended June 30, 2022 and 2021 of CEMEX's discontinued operations, previously mentioned, in: a) Costa Rica and El Salvador for the six-month periods ended June 30, 2022 and 2021; b) Spain related to the white cement business for the six-month period ended June 30, 2021; and c) the southeast of France for the three-month period ended March 31, 2021:

STATEMENT OF	Jan-Jun		Second Quarter	
(Millions of U.S. dollars)	2022	2021	2022	2021
Sales	68	112	33	53
Cost of sales, operating expenses, and other	-65	-100	-35	-49
Interest expense, net, and others	20	1	11	2
Income before income tax	23	13	9	6
Income tax	-8	-4	-4	-3
Income from discontinued operations	15	9	5	3
Net gain on sale	-2	35	-1	4
Income from discontinued operations	13	44	4	7

Other significant transactions

On July 12, 2022, CEMEX and one of its affiliates entered into an agreement to divest a 65% equity interest in Neoris N.V. to Advent International for a consideration of approximately U.S.$120 million. CEMEX is to retain an approximate 35% equity interest in Neoris. The transaction seeks to accelerate the growth and development of Neoris, a global provider of tech consultancy and digital transformation services. This new ownership structure will focus on strengthening Neoris's capabilities in cutting-edge, high-growth verticals such as artificial intelligence, data science, cloud solutions, and automation, among others. These verticals are aligned with CEMEX's priorities for its continued digital transformation, resulting in CEMEX committing to remain a key client of Neoris for the near future. Neoris will also continue focusing on strategic industries such as financial services, telecommunications, media, manufacturing, retail, and consumer packaged goods, among others. The transaction, which values Neoris at an enterprise valuation of approximately US$200 million, is subject to standard closing conditions, and is expected to close during the second half of 2022.

As previously reported, in connection with the CO2 emission allowances in the European Union (the "Allowances") under the EU Emissions Trading System ("EU ETS"), during the second half of March 2021, in different transactions, CEMEX sold 12.3 million Allowances for approximately €509 million (approximately US$600 million). This sale is included in the six-month period ended June 30, 2021 as part of the line item "Other expenses, net".

Issuance of Subordinated Notes without Fixed Maturity

On June 8, 2021, CEMEX, S.A.B. de C.V. successfully closed the issuance of US$1.0 billion of its 5.125% Subordinated Notes with no Fixed Maturity (the "Subordinated Notes"). CEMEX used the proceeds from the Subordinated Notes to redeem in full in June 2021 all outstanding series of perpetual debentures previously issued by consolidated special purpose vehicles for an aggregate amount of approximately US$447 million and for other general corporate purposes, including the repayment of other indebtedness. The perpetual debentures were accounted as part of CEMEX's non-controlling interest in equity.

Considering the overall characteristics of the Subordinated Notes, including that they do not have a contractual repayment date and do not meet the definition of a financial liability under IFRS, CEMEX accounts for its Subordinated Notes as equity instruments in the line item "Other equity reserves and subordinated notes without fixed maturity."

Impairment of property, plant and equipment, goodwill and other intangible assets in 3Q21

During the third quarter of 2021, rising input cost inflation and higher freight and supply chain disruptions led to a confirmation of impairment indicators in Spain, the United Arab Emirates ("UAE") and other businesses. As a result, we recognized a non-cash aggregate goodwill impairment charge of approximately US$440 million comprised of, approximately, US$317 million related to our business in Spain, US$96 million related to our business in UAE, and $27 million related to our IT business segment due to a reorganization. The impairment of goodwill in Spain and the UAE in 2021 resulted from an excess of the net book value of such businesses versus the discounted cash flow projections as of September 30, 2021, related to these reporting segments.

In addition, during the third quarter of 2021 we recognized non-cash impairment charges of intangible assets due to a technological revamp of certain internal use software of US$49 million. These non-cash charges recognized during the third quarter of 2021 did not impact our liquidity, Operating EBITDA and

2022 Second Quarter Results Page 14

Other information cash (loss) taxes and equity payable, were nevertheless affected in each our quarter. total assets, net income 2022 Second Quarter Results Page 15

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX's operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa. Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter	
	2022 Average	2021 Average	2022 Average	2021 Average	2022 End of period	2021 End of period
Mexican peso	20.19	20.34	20.05	20.04	20.10	19.94
Euro	0.9203	0.8312	0.9447	0.8295	0.954	0.8432
British pound	0.7778	0.7188	0.8047	0.7150	0.8216	0.7230

Amounts provided in units of local currency per U.S. dollar.

2022 Second Quarter Results Page 16

Disclaimer Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission, which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement (“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our ☐materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE 2022 Second Quarter Results Page 17

Disclaimer Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2022 Second Quarter Results Page 18